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                                                                    EXHIBIT 4.14

March 24th, 2005

FINAL SETTLEMENT

Dear Folkert,

This document entails any and all arrangements we mutually agree upon regarding your resignation as Treasurer of James Hardie International Finance B.V.

1. We confirm you have notified us, we have received and accepted your verbal resignation and in light of the legal notice period of 1 month your last day of employment will be April 30th, 2005.

2. We settle according to the agreement as set out below under the condition that you will do your best to provide a proper handover of documentation and experience to the satisfaction of your manager. We will both strive to finalize handover around April 11th after which you could be liberated from your duties.

3. We have made you sufficiently aware of any and all consequences which could arise out of your resignation in relation to i.e. applying for social security
(WW) by signing this agreement you acknowledge to have been informed by us and are resigning on your own accord.

You acknowledge by signing this document to have been enabled to consult all legal and tax aspects of this agreement.

As part of the settlement towards termination of the employment agreement and subsequent handover, James Hardie shall grant you a payment amounting to (euro) 50,000. -- Gross, which is deemed to include a.o. outstanding EP bonus (approx.
(euro) 20,000.-) and REmaining holidays (17). The payment shall be executed May 14th 2005, after termination of the employment agreement, in conformity with the tax regulations.

As per May 1st 2004, James Hardie shall provide you with a final settlement review (in Dutch "eindafrekening") of the finalisation of the employment agreement, including pro rata holiday allowance.

You will remain to observe confidentiality with respect to James Hardie and its organisation, based on the provisions in your employment agreement. James Hardie shall not invoke its rights under the non-competition clause.

Both parties will both internally and externally communicate in a professional and positive attitude about each other. James Hardie will provide you, if you so desire, with positive references.

Parties hereby explicitly waive the rights to dissolute the agreement based on vitiated consent.

Parties mutually agree, after fulfilment of the conditions set forth above, any rights based upon or rising from the employment agreement are hereby waived and that in the future, none of the parties will hold the other liable on any grounds whatsoever and/or will institute any claims with respect to the employment agreement and/or the termination thereof, either in respect of compensation or indemnification, or otherwise.

This agreement is construed in accordance and shall be governed by Dutch law.

The parties consider this agreement to be a "vaststellingsovereenkomst" within the meaning of article 7:900 Dutch Civil Code

/s/ NITA MORITZ                                             /s/ FOLKERT ZWINKELS
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James Hardie International Finance B.V.                     Folkert Zwinkels
Nita Moritz MD